December 14, 2011

VIA EDGAR AND ELECTRONIC MAIL

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    ValueClick, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 28, 2011
File No. 1-31357

Dear Mr. Spirgel,

This letter responds to your letter dated December 1, 2011 (the “Comment Letter”) regarding ValueClick's Form 10-K for the fiscal year ended December 31, 2010. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each of our responses is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter is also being forwarded via electronic mail.

Form 10-K for the fiscal year ended December 31, 2010

Critical Accounting Policies and Estimates, page 40

Revenue Recognition, page 40

1.
We note your disclosure on page 41 which states that, “We estimate a provision for sales returns which is recorded as a reduction to revenue. The provision for sales returns reflects an estimate of commission based fee reversals related to product returns from consumers of our Affiliate Marketing customers. In determining the estimate for sales returns, we rely upon historical data, contract information and other factors.” Please explain to us further how you are able to estimate the product returns from consumers of your Affiliate Marketing customers. Tell us how you considered all the factors noted in ASC 605-15-25-3 and 605-15-25-4.

ValueClick's Affiliate Marketing customers generally have up to two months, by contract, to reverse transactions (e.g., product sales) that have been generated for them by their affiliates (third-party website publishers) through our affiliate marketing platform. We have over eight years of transactional data that has supported our calculation of the provision for sales returns over the years, and we utilize our historical data to calculate the provision for sales returns each month. In the past several years, the average return percentage has ranged from approximately 5% - 6%, and our ending allowance for sales credits at the end of each accounting period was less than $1 million.

ASC 605-15-25-3 states that “the ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next.” It also states a number of factors that may impair a company's ability to make a reasonable estimate. These factors (in italics), and our consideration of each, are as follows:

a.
The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand. The products sold by our customers through affiliate sales channels are representative of the types of products sold every day both through the Internet and through brick and mortar stores. We do not believe that the types of products our customers sell through our affiliate sales channels are materially susceptible to significant external factors.

b.
Relatively long periods in which a particular product may be returned. As indicated above, our customers only have two months in which they can reverse a transaction. If a customer's policy allows product returns from their consumers over a longer period of time, our customers must factor this into the pricing (commissions) that they agree to pay their affiliates.

c.
Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling entity's marketing policies or relationships with its customers. ValueClick has been in the affiliate marketing business since 2002 and has an established customer base of over 2,000 customers, with an affiliate network of over 60,000 website publishers. There have been no changes to our marketing policies, customer relationships or other factors that would not allow us to rely on our historical experience to estimate future returns.

d.
Absence of a large volume of relatively homogeneous transactions. Hundreds of millions of dollars of monthly ecommerce activity with relatively homogeneous transactions and stable average order values occur each month through our affiliate marketing platform. As such, we do not believe this factor is applicable to us.

ASC 605-15-25-4 states that “the existence of one or more of the factors in the preceding paragraph, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.” As indicated above, we do not believe that any of the factors in ASC 605-15-25-3 are applicable to our situation. In addition, we do not believe there are any other factors that would preclude us from making a reasonable estimate of sales returns. We believe that our long history with significant volumes of these types of transactions, and the fact that our analyses have shown consistent results over time, give us confidence that we can reasonably estimate future sales returns.

Consolidated Statements of Operations, page F-4

2.
We note your disclosure on pages 32, and F-12 regarding certain costs that are included in sales and marketing, technology, and amortization of intangible assets acquired in business combination. Please explain to us why you believe that network development-related expenses, network operations expenses, amortization of advertiser relationships, amortization of developed technologies and websites, and “payment to search engines for driving consumer traffic to the Company's owned and operated websites,” should not be included in cost of revenue. Please refer to Rule 5-03 of Regulation

S-X and SAB Topic 11B. If you believe these costs should be in cost of revenue please revise in future filings and provide us with your proposed disclosure.

Network Development and Network Operations Expenses:
We have developed a cost allocation methodology whereby a portion of the labor expenses incurred in our network development and network operations departments for certain of our divisions are allocated to cost of revenue, while the remaining costs are classified in the Technology line item within our operating expenses. We believe our allocation methodology, which has been consistently applied, appropriately reflects a reasonable estimate of costs that are directly associated with revenue (and accordingly classified as cost of revenue) and those costs that are not directly associated with revenue (and accordingly classified as operating expenses). In our future filings, we will clarify that our cost of revenue includes certain labor costs associated with revenue-producing activities.

Amortization of Advertiser Relationships:
The amortization expense associated with the advertising relationships that we have acquired in business combinations is currently classified in the Amortization of intangible assets acquired in business combinations line item within our operating expenses. We understand that there is diversity in practice in this area. However, we believe that as this asset is directly associated with and impacted by our ongoing efforts to maintain and grow our advertiser relationships through our sales and account management organizations, it is appropriate to record the related amortization expense in operating expenses.

Amortization of Developed Technologies and Websites:
The amortization expense associated with the developed technologies and websites that we have acquired in business combinations has historically not been material, either quantitatively or qualitatively, and is currently classified in the Amortization of intangible assets acquired in business combinations line item within our operating expenses. However, we acknowledge that this expense should be included in cost of revenue as per Rule 5-03, and as the Company may continue to be acquisitive which may result in this amortization expense becoming material at some point in the future, we will revise our future filings (beginning with our 2011 Form 10-K) accordingly to correct for this item. Our proposed disclosure of this correction is included below.

Payments to Search Engines:
The costs associated with payments to search engines for driving consumer traffic to the Company's owned and operated websites are currently classified in the Sales and marketing line item of our operating expenses. We believe there is a branding element to our paid search traffic activities and because there is no guarantee that we will ultimately generate revenue when a consumer comes to one of our websites via paid search, we have concluded that it was appropriate to record the costs associated with payments to search engines for driving consumer traffic to our owned and operated websites in the Sales and marketing line item within operating expenses. We understand there is diversity in practice in this area. In researching practices of our peers, we note that while some peers share our view that these are marketing costs, there is also an equally acceptable view that these costs are sufficiently correlated to revenue to be reflected as cost of revenue.

However, in light of the SEC's question and in recognition of the diversity in practice with regard to the classification of these costs and that some of our investors may analyze our business inclusive of these costs in assessing margins, we are willing to reclassify these costs as cost of revenue. Accordingly, in future filings we will reclassify costs associated with payments to search engines for driving consumer traffic to our owned and operated websites as cost of revenue. Our proposed disclosure (to be included in footnote 1 to our financial statements) of this reclassification, and the reclassification of amortization of developed technologies and websites as noted above, is as follows:

Cost Reclassifications and Corrections

Costs associated with payments to search engines for driving consumer traffic to the Company's owned and operated websites have historically been classified in operating expenses in the Sales and marketing expense line item. Beginning in the fourth quarter of 2011, the Company is classifying these costs in Cost of revenue.

Additionally, the Company is correcting the accounting classification of the amortization of developed technologies and websites acquired in business combinations by including it in Cost of revenue beginning in the fourth quarter of 2011. Amortization related to developed technologies and websites acquired in business combinations was previously recorded in operating expenses in the Amortization of intangible assets acquired in business combinations line item. All prior periods presented in the Consolidated Statements of Operations included herein are presented using the new classifications.

The following table sets forth the effects of these revised classifications on affected items within our previously reported Consolidated Statements of Operations:

2010
		Cost	Amortization
	As reported	Reclassification	Correction	Adjusted
Cost of revenue	116,802	xxx	xxx	xxx
Gross profit	313,996	(xxx)	(xxx)	xxx
Sales and marketing expense	112,282	(xxx)	--	xxx
Amortization of intangible assets acquired in business combinations	20,611	--	(xxx)	xxx

2009
		Cost	Amortization
	As reported	Reclassification	Correction	Adjusted
Cost of revenue	116,509	xxx	xxx	xxx
Gross profit	306,214	(xxx)	(xxx)	xxx
Sales and marketing expense	118,457	(xxx)	--	xxx
Amortization of intangible assets acquired in business combinations	19,803	--	(xxx)	xxx

In addition, our proposed revised disclosure of the components of cost of revenue (to replace the disclosure on page F-12 of the 2010 Form 10-K) as a result of the changes described above will be as follows:

Cost of revenue consists of payments to website publishers, payments to search engines for driving consumer traffic to the Company's owned and operated websites, certain labor costs that are directly related to revenue-producing activities, Internet access costs, amortization of developed technology acquired in business combinations, and depreciation on revenue-producing technologies. The Company becomes obligated to make payments related to website publishers and search engines in the period the advertising impressions, click-throughs, actions or lead-based information are delivered or occur. Such expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized in the accompanying consolidated statement of operations.

We will also revise the disclosure of the components of cost of revenue within MD&A (see page 31 of the 2010 Form 10-K) to conform to the above disclosure, as appropriate. With regard to Selected Financial Data disclosure tables (see pages 23 through 28 of the 2010 Form 10-K) we will provide footnote information to reflect these reclassifications and corrections for the annual and quarterly periods presented.

* * * * * * * * *

In connection with responding to the Staff's comments and as requested by the Staff, ValueClick acknowledges the following:

•	ValueClick is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ValueClick may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (818) 575-4758.

Sincerely,

/s/ John Pitstick

John Pitstick
Chief Financial Officer